
QUANTUM
EXPEDITIONS
STAY SAFE. STACK SATS. HODL.

INVEST IN **QUANTUM EXPEDITIONS**

Unlock an Abundance of Power. Become a Texas Mining Giant!!

quantumexpeditions.com Lewes, DE

Technology | Fintech & Finance | Blockchain & Web3 | B2C

Highlights

1. Revenue Generating: We have already deployed the first site in December 2023 and are now profitable.

2. Proven Team: Quantum Expeditions combines deep industry knowledge and hands-on mining experience.

3 Abundance of power: A clear roadmap to grow beyond 100MW in multiple locations after Phase One.

Featured Investors

Ted Fuger

Invested $10,000

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Syndicate Lead

Started investing in crypto in 2017. For the last 30+ years was a Project Director at a major hydrocarbon licensor engaged in project development and process design for international customers.

"Quantum Expeditions is blazing a path for the future of bitcoin mining. Located in a region with abundant renewable power supply combined with state-of-the-art mining technology with a flexible incremental installation approach and outstanding team with the skills necessary to make it happen provides QEx with the competitive edge to catalyze future growth."



James Pelton

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"I'm James Pelton. I create content on YouTube explaining different ways you can generate Stable Passive Income. I currently make over $47,000 per month is passive income and I show people how they can do it too!"

"I love bitcoin. I think it's the future and I love this team!!"

Our Team



Doug Hardwick Chief Executive Officer

Over 20 years' experience in Oil & Gas asset management, mineral property

consulting and sales and marketing based locally to mining site. Well connected with local resources in Texas including skilled manpower.



Mati Greenspan Chief Financial Officer

Well known entrepreneur in the blockchain space. Founder & CEO of Quantum Economics. Licensed portfolio manager in the European Union and the co-author of the book The Complete Guide to FinTech Investing. Former executive of eToro.



Justin Kramer Chief Operating Officer

Formerly the CEO of Badgerland Mining Club, which was acquired by Quantum Expeditions. Justin has been mining bitcoin since 2019 and has extensive experience as an ASIC broker. He also provides mining consulting services for high networth individuals.



Oz Sultan Chief Security Officer

Over 20 years working in financial and security technology including CTO roles and a decade in technology marketing including Director level. Oz has designed systems for Moody's Analytics and The Economist. Chief architect at Quantum Economics.



Trent Stephens VP of Operations

Above all Trent cares deeply about the community and is an active mentor with deep impact. His hands-on experience in deploying bitcoin mining machines across the United States over the last three years add greatly to the vast knowledge of the team.

Join a Community of Bitcoin Mining Enthusiasts

Welcome friend!!! Thanks for stopping by. Come join our discord server to engage directly with the team and for giveaway info. 👉👉👉
discord.quantumexpeditions.com

This crowdfund is a limited time offer. It will expire on April 25th, 2024 at 23:59 UTC.

Quantum Expeditions has been vetted by some of the industries top experts

Check out these awesome interviews with some top voices...

Wolf Financial Podcast on Twitter X Spaces: **Audio Recording**


Close
10/03/2023 · 2.9K tuned in
WOLF MONDAY EVENING SPACES
WOLF
Host
Action
Speaker
Bilo Crypto
Speaker
Jordan
Speaker
NFT_Dreww.etl
Speaker
Ashley
Speaker
Lucas Bean
Speaker
Dave aka nflcl
Speaker
Doug - CEO - C
Speaker
Michael tiny Saul
Speaker
Oz For NY
Speaker
Mati
Listener
1:17:16
-57:49

1×

Moby Media #Bitcoin Halving - Profitability & Insiders Outlook **Audio Recording**

Moby Media
@mobymedia

Moby Media Host

#Bitcoin Halving - Profitability & Insiders Outlook

2K tuned in · Oct 24 · 1:45:44

Play recording

6:52 PM · Oct 24, 2023 · **17.5K** Views

56 31 164

In **this AMA** with bitcoin mining maven YaBonks, the legendary crypto start-up connoisseur asked a lot of in-depth questions from our team and really loved the answers. On this episode we also announced Quantum Expeditions merger with Badgerland Mining Club.

Livestream fun with the one and only James Pelton!!


This BTC Mining Company is doing things differe...
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BTC MINING


WITH UNIQUE
STRATEGY
Watch on YouTube

Announcing our newest advisor, the man commonly referred to as Your Friend Andy


My Newest Crypto Mining Investment
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EARLY
STAGE
INVESTING
Watch on YouTube

Quantum Expeditions also received a strong endorsement from The Birb Nest's **Adrian Zdunczyk...**


Unlocking The Secrets Of Bitcoin Mining - AMA W...
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Unlocking


The Secrets of
Bitcoin
Mining
Watch on YouTube

...AND the one and only Wendy O!!


How to accumulate more Bitcoin without the hea...
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QUANTUM
BITCOIN
MINING
Watch on YouTube

Here's a **YouTube playlist** with a bunch of more goodies!!

Stretch Goals

All investors of $100 or more are eligible to participate in the following events should we reach these milestones...

If we raise a cumulative $500,000 from all investors, we will create a "Texas Mining Giant" board game and send it exclusively to all crowdfund participants. (Cost price plus shipping and handling not included)

If we raise a cumulative $1,000,000 from all investors, we will host a massive bitcoin mining rave party with music, alcohol and special guests.



Industry Experts Steering the Ship

Why trust us? Because we've been there, done that, and have the expertise to scale.

Our core team, led by experts like Doug Hardwick, Oz Sultan, Mati Greenspan, and Trent Stephens has the cumulative experience, industry connections & mining expertise needed to turn this vision into reality.

Mati Greenspan is a well known entrepreneur in the space, he has been named top 100 movers and shakers in the blockchain industry by CoinTelegraph and his commentary is often seen in leading publications such as Bloomberg, the Wall Street Journal, and CNBC.

Doug Hardwick's local connections and knowledge of local power operations is second to none, while Oz Sultan brings over 20 years of datacenter construction to the team. Trent Stephens has several years of hands on experience deploying bitcoin mining machines across the United States and adds greatly to the vast knowledge of the team.


The Value Proposition
Expertise and Preparation
Technological Edge
Future Market Growth
Cost-Efficiency
Longevity and Scalability
Access for Retail Investors
Risk Mitigation
QUANTUM EXPEDITIONS

Cutting-Edge Tech and Innovation

Your investment isn't just for now; it's for the future. Our state-of-the-art technology targets long-term profitability.

From ASIC (Application Specific Integrated Circuits) sourcing to advanced cooling methods, we're at the forefront of mining technology.

ASICs need to be properly sourced, mounted, managed and cooled, and the technology behind each step must be the latest and most efficient to ensure longevity of the operation. Therefore the correct partners, suppliers and skillsets are consistently assessed, re-evaluated and updated for optimal results.

In addition to the work we've done already, our team is currently busy researching several proprietary technologies that will help in this venture.

Use of Funds & Dynamic Roadmap

Our team has already shown an uncanny ability to react to current trends and market conditions. As such, the use of funds from this crowd raise will play an integral role in our roadmap and help us gestate the company on our path to expansion.

It's important to note that we have many irons in the fire when it comes to funding and are in constant contact and negotiation with institutional investors who will ultimately end up doing much of the heavy lifting in our future growth. The success of this raise will undoubtedly give us greater leverage in those negotiations and a more attractive valuation.

Therefore, in Q2 of 2024 we will be focused on buying more ASIC machines and filling out our current site, which currently has capacity of an additional 15 PH. By Q3, we plan on moving to a brand new site,

where we will own the entire infrastructure. After which, we can begin selling ASIC mining machines and setup retail hosting services. Once that's filled out, we will build another site, and another and another, all the while expanding each of our current sites.

Depending on how the market plays out, we'd plan to open a series A funding round by the end of 2024, which will put us on track for a tantalizing IPO by 2028.

Profit Potential

Many investors have asked us "what is the expected return on investment?"

This is a very reasonable question but before answering we need to highlight that our success depends on the success of bitcoin. The more bitcoin performs well, the more profitable the company will be.

Bitcoin Mining Company	Ticker	Price per share	Market Cap
Marathon Digital	$MARA	$22.07	$5.91 billion
CleanSpark Inc	$CLSK	$23.11	$4.58 billion
Riot Platforms	$RIOT	$12.24	$3.1 billion
Quantum Expeditions Inc	Public crowdfund	Valuation Cap	$33.3 million
**Data valid as of March 28th			

QEx compared to several publicly traded companies

Our stated goal is to be a $1 billion company within the next 4 years. For those of you investing in the SAFE with a valuation cap of $33.3 million dollars this represents a total return on investment of roughly 2900%, or about 30x.

Of course, you don't necessarily need to wait until an IPO to start seeing returns as it is our plan to begin paying dividends from potential profits as soon as Q3 of 2024. All of our core team is currently being

compensated by shares in the company or "sweat equity," so our interests to get paid out are 100% aligned with our investors.

A Bright Future Ahead

Bitcoin isn't a trend - it's here to stay. And so is Quantum Expeditions.

With the last Bitcoin not due to be mined until 2140 and global Bitcoin adoption set to hit 10% of global population by 2030 at the current rate of growth *(Source; Blockware Solutions)*, our expansion plans are just the beginning. Future phases are already mapped out, awaiting subsequent rounds of financing.

As the total addressable market and Bitcoin's market capitalization expands, QEx itself can increase operations through our planned roadmap for growth. The current project is only Phase 1 of a multi-phase project planned for the next 12-18 months.


BLOCKWARE SOLUTIONS
Bitcoin Adoption
Bitcoin Adoption Mean Forecast
Bitcoin Adoption Weighted Mean Forecast
% Global Population Using Bitcoin
% Global Population Using Bitcoin
100
90
80
70
60
50
40
30
20
10
0
We are here
2012
2022
2032
2042
2052
2062
2072
2082
2092
2102
Year

Visualization of Blockware Solutions' Bitcoin adoption forecast

Bitcoin mining is a cornerstone of the global Bitcoin network. Quantum Expeditions is designed to be a sustainable, profitable pillar in this essential ecosystem.


01
Vision
To be the pinnacle of profitable Bitcoin mining, leading with expertise, innovation, and efficiency.
02
Mission
To generate substantial returns through expert mining operations, leveraging innovation and strategic management to deliver exceptional value to our investors.
QUANTUM EXPEDITIONS

From transaction processing to network support, Bitcoin mining plays an integral role in the global network. However, efficient and profitable mining requires specialized skills, technology and access to a whole lot of electricity. That's where Quantum Expeditions (QEx) comes in. We not only meet these requirements but also exceed them, setting ourselves to be a cornerstone of the bitcoin mining industry.

Challenges


Challenges
1. Significant upfront investment required.
2. Energy costs reduce profitability of mining.
3. Requires specialized skills & deep well of expertise.
QUANTUM EXPEDITIONS


4. Evolving landscape requires adaptation and technological updates.
5. Volatile crypto markets pose a risk to mining profitability.
6. High-risk, high-reward ventures not usually accessible to retail investors.

Solutions


Solutions
1. Initial seed funding of $350,000 secured
2. Unique Power Purchase Agreement
3. Highly qualified team and 2 years of preparation.
4. Unique mining approach & specialist equipment.
5. Fixed production costs combined with explosive Bitcoin bull market cycles.
6. Multiple tiers of investment and exclusive perks.
QUANTUM EXPEDITIONS

Ready to Invest?

Bitcoin is for everyone, and this crowdfund has been created on the same basis; that is to allow smaller (or "retail") investors access to the exact same terms as larger investors.

Almost all investment levels also carry extra bonuses ranging from company merchandise, naming rights of miners, access to the site itself and even mining revenue share paid in Bitcoin (above $50,000 only, dividends not guaranteed).

Early bird investors will have the additional bonus of a reduced

Early bird investors will have the additional bonus of a reduced valuation cap for SAFE conversion for the first $300,000 collectively invested.

Don't miss your chance to be part of something revolutionary.

Read Wefunder's guide to SAFEs, check out the tantalizing benefits and choose your investment level. Let's make Bitcoin history together.



Investment Tiers (Perks!!)

In addition to part ownership in an amazing company and participation in the stretch goals above, take advantage of the following perks and swag...

$100 - Receive an exclusive Quantum Expeditions digital wallpaper and an optional shoutout on our social media channels. (Simply provide us with your Twitter X or LinkedIn handle and we'll send a public thanks.)

with your Twitter X or LinkedIn handle and we'll send a public thanks.)

$500 - Above PLUS: Limited edition Quantum Expeditions baseball hat.



QEx Limited Edition Baseball Hat

$1,000 - All above PLUS: Limited edition Quantum Expeditions T-Shirt.


ANTUMEXPEDITIONS.COM



Limited Edition QEx T-shirt

$2,500 - All above PLUS: A unique bitcoin ordinal inscriptions sent to your BTC wallet. Bitcoin ordinals are like NFTs minted on the bitcoin blockchain. (Please provide a UniSat wallet address to receive the ordinal.) Investors may receive more than one ordinal according to their investment amount. Every $2,500 invested is one ordinal. So an investor of $50,000 will receive 20 of them.

$10,000 - All above PLUS: Exclusive "10k" Quantum Expeditions hoodie.





Limited Edition Hoodie

$50,000 - All above PLUS: Have the option to receive your quarterly dividend profits paid out in bitcoin to your own BTC wallet. Although all investors are eligible for dividends if and when they are announced, investors in this tier or higher will have the option to receive them directly in bitcoin rather than in fiat money. (Disclaimer: dividends are not guaranteed). AND... a special edition bath robe.


QUANTUM
EXPEDITIONS



Limited Edition Bath Robe

$100,000 - All above PLUS: Naming rights! That's right you get to name a bitcoin mining container. Your name will be displayed on a plaque at the entrance of the mining container and uploaded to social media with a special thank you. AND... a one of a kind professional brief case.


QUANTUM
EXPEDITIONS



Limited Edition Brief Case

See you in Texas!

From the entire team at QEx

Downloads

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